UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                         Mendocino Brewing Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    586579104
                                 (CUSIP Number)

                                  Sara Finigan
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                         San Francisco, California 94108
                                  415/391-4800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     United Breweries of America, Inc. ("UBA")
     68-0393017
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|
     N.A.
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,321,409 shares of common stock, except that Dr. Vijay
                    Mallya ("Mallya") may be deemed to have shared power to vote these shares because UBA is owned by a foreign corporation, the ownership of which is controlled by fiduciaries who may exercise discretion in favor of Mallya among others. Such
                    shares include 1,233,591 shares that are issuable upon the conversion of the principal amount, together with the
                    accrued but unpaid interest, of the convertible notes issued to UBA.
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        See response to Row 7.
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,321,409 shares of common stock, except that Mallya may be
    WITH            deemed to have shared power to dispose of these shares
                    because UBA is owned by a foreign corporation, the ownership of which is controlled by fiduciaries who may exercise
                    discretion in favor of Mallya among others. Such shares
                    include 1,233,591 shares that are issuable upon the
                    conversion of the principal amount, together with the
                    accrued but unpaid interest, of the convertible notes issued to UBA.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    See response to row 9.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,321,409  shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
     N.A.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Dr. Vijay Mallya ("Mallya")
     N.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|
     N.A.
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     India
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,821,409 shares of common stock, all of which are directly
  OWNED BY          owned by either UBA or Inversiones Mirabel, S.A., a
    EACH            Panamanian corporation ("Inversiones"). Such shares include
  REPORTING         1,233,591 shares that are issuable upon the conversion of
   PERSON           the principal amount, together with the accrued but unpaid
    WITH            interest, of the convertible notes issued to UBA. Mallya may be deemed to be a beneficial owner of UBA and Inversiones
                    because each such entity is owned by a foreign entity, the ownership of which is controlled by fiduciaries who may
                    exercise discretion in favor of Mallya among others.
                    Accordingly, Mallya may be deemed to have shared power to
                    vote these shares. Inversiones' interest in the Issuer's
                    common stock is reported on a separate Schedule 13D.
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
                    0

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,821,409 shares of common stock, all of which are directly owned by UBA and Inversiones. Such shares include 1,233,591 shares that are issuable upon the conversion of the principal amount, together with the accrued but unpaid interest, of the convertible notes issued to UBA. Mallya may be deemed to be a beneficial owner of UBA and Inversiones because each such entity is owned by a foreign entity, the ownership of which is controlled by fiduciaries who may exercise discretion in favor of Mallya among others. Accordingly, Mallya may be deemed to have shared power to dispose of these shares.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,821,409 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
     N.A.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     78.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Dr. Vijay Mallya ("Mallya") hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, and 8 (collectively the "Schedule 13D") filed with the Securities and Exchange Commission with respect to certain shares of common stock ("Common Stock"), no par value, and certain convertible notes of Mendocino Brewing Company, Inc. (the "Issuer"), as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

     The sixth paragraph of Item 3 is amended to read, in its entirety, as follows:

     The Reporting Person agreed at a regularly scheduled meeting of the Board of Directors of the Issuer, to increase the maximum principal amount of the existing credit facility from $1,200,000 to $1,600,000. All of the other terms and conditions of the credit facility shall remain the same. On April 28, 2000, September 11, 2000, September 30, 2000, December 31, 2000,
     February 12, 2001, and July 1, 2001 the Issuer made draws of the credit facility in the amounts of $151,317.59, $300,000, $19,938, $5,031,
     $317,677.94, and $6,279.54, respectively. On February 14, 2002, The
     Reporting Person and the Issuer entered into an Extension of Term of Notes Under Master Line of Credit Agreement, as amended in August of 2002 and March of 2003 (the "Extension Agreement"). Pursuant to the Extension Agreement, the terms of all of the notes made under the credit facility have been extended until June 30, 2003. Accrued but unpaid interest on such notes totals $335,016 as of February 28, 2003. Accordingly, the aggregate amount drawn on the credit facility as shown in this paragraph and the paragraph immediately preceding it, together with accrued interest thereon, is equal to $1,850,387 as of February 28, 2003.

Item 5.  Interest in Securities of the Issuer.

     The first paragraph of Item 5(a) is amended to read, in its entirety, as follows:

     (a) See responses to Rows 7, 8, 9, and 10 for each of the Reporting Person and Mallya. As of February 28, 2003, the Reporting Person beneficially owns 4,321,409 shares of the Issuer's Common Stock, which constitute approximately 34.6% of the Issuer's outstanding Common Stock.

          Inversiones is the beneficial owner of 5,500,000 shares of the Issuer's Common Stock.

          Mallya may be deemed to have a shared power to vote and dispose of 9,821,409 shares of the Issuer's Common Stock because approximately 97% of the Reporting Person is owned by a foreign corporation, and the shares of such foreign corporation and Inversiones are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 9,821,409 shares constitute approximately 78.6% of the outstanding Common Stock.

Item 7.  Material to be Filed as Exhibits.

     1. Extension of Term of Notes Under Master Line of Credit Agreement, dated February 14, 2002, between the Reporting Person and the Issuer. Such Extension of Term of Notes Under Master Line of Credit Agreement is incorporated herein by reference.

     2. First Amendment to Extension of Term of Notes Under Master Line of Credit Agreement, dated August 15, 2002, between the Reporting Person and the Issuer. Such First Amendment to Extension of Term of Notes Under Master Line of Credit Agreement is incorporated herein by reference.

     3. Second Amendment to Extension of Term of Notes Under Master Line of Credit Agreement, dated March 31, 2003, between the Reporting Person and the Issuer. Such Second Amendment to Extension of Term of Notes Under Master Line of Credit Agreement is incorporated herein by reference.

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 31, 2003                                 UNITED BREWERIES OF AMERICA, INC.

                                               By:  /s/ Dr. Vijay Mallya
                                               ---------------------------------
                                               Name:  Dr. Vijay Mallya
                                               Title:  Chairman and Chief
                                                       Executive Officer

                                               DR. VIJAY MALLYA

                                                   /s/ Dr. Vijay Mallya
                                               ---------------------------------
                                                      Dr. Vijay Mallya

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                                           Found on Sequentially
Exhibit No.                                                                    Numbered Pages
-----------                                                                    --------------
1.   Extension of Term of Notes Under Master Line of Credit
     Agreement dated February 14, 2002                                                6

2.   First Amendment to Extension of Term of Notes Under Master
     Line of Credit Agreement dated August 15, 2002                                  10

3.   Second Amendment to Extension of Term of Notes Under Master
     Line of Credit Agreement dated March 31, 2003                                   12



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